UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stamps.com Inc.

File No. 0-26427 - CF#36712
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Stamps.com Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 21, 2018.

Based on representations by Stamps.com Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 99.1   through September 15, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary